UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

On July 14, 2017, Strongbridge Biopharma plc (“Strongbridge”), entered into a Term Loan Agreement (the “Loan Agreement”) with Strongbridge U.S. Inc., Cortendo AB (publ) and Cortendo Cayman Ltd., each a subsidiary of the Company (the “Subsidiaries,” and together with Strongbridge, the “Company”), and CRG Servicing LLC (“CRG”), as administrative agent and collateral agent, and the lenders named therein (the “Lenders”). Pursuant to the Loan Agreement, the Company borrowed $40.0 million from the Lenders. The Company may borrow up to an additional $10.0 million, contingent upon achievement of certain revenue milestones on or before June 30, 2018.

The Company used a portion of the initial loan proceeds to repay all of the amounts owed by the Company under its existing Loan and Security Agreement with Oxford Finance LLC, as collateral agent and lender, Horizon Technology Finance Corporation, and the other lenders named therein, dated as of December 28, 2016, as amended by that certain First Amendment to Loan and Security Agreement dated as of January 27, 2017 (the “Prior Agreement”). Upon the repayment of all amounts owed by the Company under the Prior Agreement, including a prepayment fee and a final payment fee, all commitments and obligations (other than contingent indemnification obligations) under the Prior Agreement will be terminated and all security interests granted by the Company to the lenders under the Prior Agreement will be released. The Company intends to use the remainder of the initial loan proceeds (after deducting loan origination costs and other fees and expenses incurred in connection with the incurrence of the loan), plus any additional amounts that may be borrowed in the future, for general corporate purposes and working capital.

The Loan Agreement has a six-year term with three years (through June 30, 2020) of interest-only payments after which quarterly principal and interest payments will be due through the June 30, 2023 maturity date. Amounts borrowed under the Loan Agreement accrue interest at an annual fixed rate of 12.50%, of which 4.0% may, at the election of the Company, be deferred during the first three years of the term of the loan (which may be extended for the entire term of the loan subject to the satisfaction of certain conditions under the Loan Agreement) by adding such amount to the principal loan amount (PIK Loans). The Company is also required to pay the Lenders a final payment fee upon repayment of the loans in full.

The Company may prepay all or a portion of the outstanding principal and accrued unpaid interest under the Loan Agreement at any time upon prior notice to the Lenders subject to a prepayment fee during the first five years of the term of each loan (which reduces each year) and no prepayment fee thereafter. In certain circumstances, including a change of control and certain asset sales or licensing transactions, the Company is required to prepay all or a portion of the loan, including the applicable prepayment premium on the amount of the outstanding principal to be prepaid.

As security for its obligations under the Loan Agreement, the Company has entered into security agreements, whereby the Company has granted to CRG, as collateral agent, a lien on substantially all of its assets, including intellectual property.

The Loan Agreement requires the Company to maintain cash and cash equivalents of $3.0 million and, each year through the end of 2022, to meet a minimum total annual revenue threshold. In the event that the Company does not meet the minimum total annual revenue threshold for a particular year, then the Company can retroactively cure the shortfall by either issuing additional equity in exchange for cash or incurring certain additional permitted indebtedness, in each case, in an amount equal to twice the shortfall. Any such amounts are required to be applied to prepay the loans. The Loan Agreement also contains customary affirmative and negative covenants for a credit facility of this size and type, including covenants that limit or restrict the Company’s ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, make investments, make acquisitions, enter into transactions with affiliates, pay dividends or make distributions, license intellectual property rights on an exclusive basis or repurchase stock, in each case subject to customary exceptions.

The Loan Agreement includes customary events of default that include, among other things, non-payment, inaccuracy of representations and warranties, covenant breaches, a material adverse change (as defined in the Loan Agreement), cross default to material indebtedness or material agreements, bankruptcy and insolvency, material judgments, a change of control, certain ERISA-related events and certain injunctions applicable to the sale of the Company’s products. The occurrence and continuance of an event of default could result in the acceleration of the obligations under the Loan Agreement. Under certain circumstances, a default interest rate of an additional 4.00% per annum will apply on all outstanding obligations during the existence of an event of default under the Loan Agreement.

In connection with the Loan Agreement, the Company has issued to the Lenders or their designees one or more warrants to purchase an aggregate of 394,289 ordinary shares of the Company, at an exercise price of $7.37 per share.  If the Company borrows the additional $10 million pursuant to the Loan Agreement, the Company will issue to the Lenders or their designees one or more additional warrants to purchase ordinary shares equal to an aggregate of 0.2% of the ordinary shares outstanding following such issuance on a fully diluted basis (inclusive of the ordinary shares underlying all such warrants issued). The warrants (collectively, the “Warrants”) will be exercisable at any time prior to seven years following the issue date and contain customary provisions for assumption or exchange upon a change of control or a sale of all or substantially all of the assets of the Company. The exercise of the Warrants could have a dilutive effect to the Company’s capital stock to the extent that the market price per share of the Company’s ordinary shares, as measured under the terms of the Warrants, exceeds the exercise price of the Warrants.

As a condition to the Loan Agreement, the Lenders purchased an aggregate of 429,799 ordinary shares of the Company (the “Purchase Shares”) for an aggregate purchase price of $3.0 million pursuant to the terms of a Securities Purchase Agreement, by and among the Company and the Lenders.

In connection with the transactions described above, the Company also entered into an amendment to the Securities Purchase Agreement, dated as of December 22, 2016 (the “2016 Purchase Agreement”), with the purchasers named therein (the “Amendment).  The Amendment clarifies that the participation rights afforded to the purchasers in the 2016 Purchase Agreement will not extend to the issuance of any ordinary shares issued pursuant to an “at-the-market offering” as such term is defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), and/or the securities issued and sold in connection with the debt financing with CRG and the Lenders described herein (including the Purchase Shares, the Warrants, and any ordinary shares issued upon exercise of the Warrants).

The Company is issuing the Purchase Shares and Warrants to the Lenders in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company expects to rely on this exemption from registration based in part on representations made by the Lenders (or their designees).

The foregoing description of the Loan Agreement, the Warrants, the Securities Purchase Agreement and the Amendment is not complete and is qualified in its entirety by reference to the full text of the Loan Agreement, the form of Warrant, the Securities Purchase Agreement and the Amendment which are attached as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Current Report on Form 6-K and incorporated by reference herein.

Neither the Loan Agreement nor the Securities Purchase Agreement is intended to be a source of factual, business or operational information about the Company. The representations, warranties and covenants contained in the Loan Agreement and Securities Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the parties, including being qualified by disclosures for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Accordingly, investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties.

On July 17, 2017, the Company issued a press release regarding its entry into the Loan Agreement, Securities Purchase Agreement and related agreements described herein, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in the press release is being furnished to the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

Exhibit Number	Exhibit Table

10.1†

Term Loan Agreement, dated as of July 14, 2017, by and among Strongbridge U.S. Inc., Strongbridge Biopharma plc, Cortendo AB (publ), Cortendo Cayman Ltd., CRG Servicing LLC, as administrative agent and collateral agent, and the lenders named therein

10.2

Securities Purchase Agreement, dated as of July 14, 2017, by and among Strongbridge Biopharma plc, CRG Partners III L.P., CRG Partners III — Parallel Fund “A” L.P., CRG Partners III — Parallel Fund “B” (Cayman) L.P., CRG Partners III (Cayman) Lev AIV I. L.P. and CRG Partners III (Cayman) Unlev AIV I L.P.

10.3	Form of Warrant to CR Group Lenders

10.4	Amendment No. 1 to Securities Purchase Agreement, dated as of December 22, 2016, by and between Strongbridge Biopharma plc and the purchasers named therein.

99.1	Press Release issued by Strongbridge Biopharma plc, dated July 17, 2017.

†  Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 17, 2017	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer